Seed Volage Tech Corporation

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
June 27, 2016

Together with
Independent accountants' review report

Seed Volage Tech Corporation
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Seed Volage Tech Corporation
507 Booker Street
Mobile, Al 36604

We have reviewed the accompanying balance sheet of Seed Volage Tech Corp (the "Company"), a Public Benefit Corporation, as of June 27, 2016 (Inception), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance Sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standard for Accounting and Review Services promulgated by the Accounting and Reivew Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Northern accountants
June 27, 2016

Seed Volage Tech Corporation
BALANCE SHEET
AS OF June 27, 2016
(unaudited)

Seed Volage Tech Corp

BALANCE SHEET
AS OF JUNE 27, 2016
(unaudited)

	June 27, 2016
	(Inception)
Assets	
Current assets	
Cash	S -
Current assets	
Total assets	S -
Liabilities and Stockholders' Deficit:	
Related party advances	S 430
Current liabilities	430
Commitments and contingencies	
Stockholders' Deficit:	
Common stock, per share $20.00000000 ,	
Accumulated deficit	S (430)
Total stockholders' deficit	S (430)
Total liabilities and stockholders' deficit	S -

Seed Volage Tech Corp
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 1- NATURE OF OPERATIONS

Seed Volage Tech Corporation was formed on June 27 2016 ("Inception) in the State of Alabama. The Company's Headquarter are located in Mobile, Alabama. The balance sheet of Seed Volage Tech Corp (which may Be referred to as "Seed Volage Tech," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

A "public benefit corporation" is a for-profit entity intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner.

The Company is developing several products, in which one software app is developed called Fast Learn for kids 7 years old and up and another app will be developed that is a virtual car driving game as well as Yard Lady reel weed trimmer for lawn care, and will develop more products in the future.

Management's plans
We will rely heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financing and/or cash flows from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of balance sheet in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that change in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets liabilities in active markets.
> Level 2- Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 27, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Financial instruments include related party advances. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and world wide along with local, state, and federal governmental policy decisions. A host of factors beyond the company's control could cause fluctuations in these conditions. Adverse conditions may include: trends in the gaming community, changes in social online community trends, technological advances, competition, governmental policy and/or regulatory changes. These adverse conditions could effect on the company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintanance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Product Development and Software Development Costs

The company applies the principles of Accounting Standards Codification ("ASC") 985-20, Software-Costs of Computer Software to be sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established, which is generally very late in the development stage of our products. Software development costs may include payments made to independent software developers under development agreements, as well as incremental direct costs incurred internally subsequent to the establishment of technological feasibility. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Internal Use Software

Software development may include costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, internal-use software, we capitalize development costs related to these software applications once the preliminary project stage is complete, it is probable that the project will be completed and the software will be used to perform the function intended.

Impairment of Long-Lived Assets

The long-lived assets held and used by the company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cast of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the company's products and services will continue, which could result in impairment of long-lived assets in the future.

Seed Volage Tech Corporation
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

Revenue Recognition

The Company will recognize revenues from various future services when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As of the date of the balance sheet, the Company is not currently generating revenue, but is now offering revenue generating from one software app that was recently launched.

Stock Based Compensation

The company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's perfomance is complete. The fair value of the equity instrument is changed directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expenses for the period, if any,and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosures of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is ''more likely than not'' that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has not yet field a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (''FASB'') issued Accounting Standards Update (''ASU'') No. 2014-09, ''Revenue from Contracts with Customers''. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and

Seed Volage Tech Corporation
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

Permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as ''lessees'', to recognize on the balance sheet the asset and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainly of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-08, ''Revenue from Contracts with Customers'' (Topic 606):Principal versus Agent Consideration (Reporting Revenue Gross Versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC.Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – RELATED PARTY TRANSACTIONS
Related Party Advances
Prior to the incorporation of the Company, its founder and Chief Executive Officer (''CEO''), Tami Harrison advanced certain costs to form the corporation and other related expenses. As of the date of incorporation, our CEO advanced a total of $430 for such expenses, which are included in the accompanying balance sheet as related party advances. Such amounts are considered short-term, due on demand and non-interest bearing.

Crowdfunded Securities Offering:

$100,000 minimum capital raise, (target) the equivalent of 5,000 shares

$1,000,000 maximum capital raised/oversubscription amount, the equivalent of 50,000 shares, allocated on a first-come first-serve basis

Stock is being offered at a $20 price per share.

Minimum single shareholder Investment: $2,000.00

target investment $100,000.00 at 5,000 shares

Maximum total shareholders Investment of: $1,000,000.00

The shares have voting rights without limitations.

The Terms of these securities being offered may be modified by the officers of the company.

We are allowing US and Canada investors.

The closing date for this offering is July 17, 2017. If the sum of investment does not reach the target offering amount at this deadline, no securities will be sold in the offering, investment commitments will be cancelled, and commitmented funds will be returned.

Seed Volage Tech Corporation will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: August 14, 2017

Once posted, the annual report may be found on the issuer's website at:
http://seedvolagetech.com/annualreport

The issuer will comply with the ongoing reporting requirements.

Ownership and Capital Structure

Crowdfunded Securities Offering:

$100,000 minimum capital raise

$1,000,000 maximum capital raised/oversubscription amount

Stock is being offered at a $20 price per share.

Minimum single shareholder Investment: $2,000.00

target investment $100,000.00 at 5,000 shares

Maximum total shareholders Investment of: $1,000,000.00 at 50,000 shares

The shares have voting rights without limitations.

The Terms of these securities being offered may be modified by the officers of the company.

Security Valuation

Given the methodologies and speculative nature of early stage startups, Seed Volage Tech Corporation valuations are between $1 million and $2 million dollars.

According to Angel List (https://angel.co/valuations), the average seed stage company in the first quarter of 2016 raised at a $5 million valuation.

While a lower valuation than the average would be appropriate given that we presume to have less traction than the average deal represented in the sample, we also believe the nature of the market structure and business model allows Seed Volage Tech Corporation the potential to be a highly profitable "unicorn" investment. We also believe being a first mover in a Title III CF offering allows us to afford a higher valuation due to potential large exposure of the opportunity to a large audience with limited investment options.

Rights Held by Principal Shareholders

At this time principal shareholders hold the same rights as other shareholders.

Name and Ownership Level of Any 20% or More Beneficial Owners

The only owner of 20% or more of the securities is CEO Tami Harrison and owns a majority of the voting power, a CFO or other director has not been appointed as of yet.

Financial Risks

This is a company at an early stage of operation

A track record of operational efficiency to compare against existing companies is non-existent. Seed Volage Tech Corporation is vulnerable to upsets such as lawsuits and large unexpected expenses that may bury a small company in which few protective measures have been put in place.

The company has no revenue.

Management recognizes that success requires the development of a sustainable revenue model and the company will place all factors in accomplishing revenue goals.

Management has industry experience.

President/Ceo Tami Harrison has experience with selling products and being an innovator with a patent issued for a product she developed with another company she was Ceo of called Now Care Products, LLC and she also has several patent-pendings at the United States Patent and Trademark Office and knows the steps to seek revenue for products.

Management has no experience managing companies with publicly traded securities.

Management does not guarantee that the products will be a commercial success or that it will obtain a significant user base once released to the public. There may also be competing products that management is unaware of or that are released in the future and directly compete with Seed Volage Tech Corporation and/or prevent Seed Volage Tech Corporation from establishing itself as a market leader.

We recognize that mistakes with negative financial results to investors can occur. Crowdfunding is a new method for raising capital and laws are quickly changing and evolving. Changes in securities law may void and/or alter equity arrangements with shareholders.

Accredited Investors

Due to the crowdfunding platform, non -accredited investors may purchase shares in the company. Investors are responsible for their own investment decisions and recognize the risks associated with this investment. Management does not recommend investing a significant percentage of personal net worth in Seed volage Tech Corporation shares as it is a high risk investment.

Crowdfunding Risks

There may be significant risks and fees associated with the purchase or sale of crowdfunded shares. Seed volage Tech Corporation relies on third party crowdfunding sites to oversee the purchase and/or sale of shares. Seed volage Tech Corporation does not warrant against any issues that may arise due to the use of crowdfunding sites by investors.

Seed volage Tech Corporation is organized such that management has broad leeway in its interactions with its own securities which exposes investors to potential financial losses.

Seed volage Tech Corporation has the ability to issue additional stock which may result in substantial dilution to existing shareholder interests. It is also possible for Seed volage Tech Corporation to repurchase securities, allowed by law, in such a way that the potential investor's return on investment could be limited. We retain the right to dispose of company assets as we see fit and as such investors are exposed to the risks inherent in those decisions.

Shares may not be transferable for a significant period of time.

It is at this point undecided how and when securities may become liquid which might bare a financial cost to some investors. Shareholders may have difficulty redeeming their invested capital. There is no guaranty that a secondary market will exist for shares should investors decide to liquidate.

Seed volage Tech Corporation is a public benefit corporation and thus may engage in activities in pursuit of its public benefit at the expense of financial gain.

Unlike traditional corporations in which operations and business goals are tied exclusively to the pursuit of profit, Seed Volage Tech Corporation may also take actions in alignment with its stated public benefit at the expense of profit maximization. It is still a for-profit corporation in distinction from a charitable non-profit which has a benefit as its sole purpose.

The majority of stock is closely held thus limiting other holders of stock in their recourse within the Seed Volage Tech Corporation organizational structure.

All decisions will be made by common shareholders and/or officers. Due to the majority of shares being closely held, minority shareholders at this time will have limited to no input or recourse.

Restrictions on Transfer of the Securities being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred.

(1) to the issuer;

(2) to an accredited investor;

(3) As part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501 (a) of Regulation D, or who the seller reasonably believes, comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.